DESCRIPTION OF CAPITAL STOCK

The following is a summary of information concerning capital stock of MIRA Pharmaceuticals, Inc. ("us," "our," "we" or the "Company") and certain provisions of our certificate of incorporation, as amended and restated, and amended and restated bylaws currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our third amended and restated articles of incorporation, as amended (the "Charter") and amended and restated bylaws (the "Bylaws"), each previously filed with the Securities and Exchange Commission ("SEC") and incorporated by reference as an exhibit to the Annual Report on Form 10-K, as well as to the applicable provisions of the Florida Business Corporation Act (the "FBCA"). We encourage you to read our Charter, Bylaws and the applicable portions of the FBCA carefully.

General

Our authorized capital stock consists of:

- 100,000,000 shares of common stock, par value $0.0001 per share; and
- 10,000,000 shares of preferred stock, par value $0.0001 per share.

Corporate Governance

We are a corporation organized under the laws of the state of Florida and are governed by the Florida Business Corporation Act, which we sometimes refer to as the FBCA, our amended and restated articles of incorporation and our amended and restated bylaws.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of shares of our common stock are entitled to receive proportionately any dividends if and when such dividends are declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of the company, the holders of our common stock are entitled to receive ratably net assets available after the payment of all debts and other liabilities and subject to the prior rights of holders of any outstanding preferred stock. The rights, preferences, and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated articles of incorporation, which we sometimes refer to as the articles, the board of directors is authorized to designate and issue up to 10,000,000 shares of preferred stock in one or more series without shareholder approval. Our board of directors will have discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

- restricting dividends on the common stock;
- diluting the voting power of the common stock;
- impairing the liquidation rights of the common stock; and
- delaying or preventing a change in control of the company.

There are no shares of preferred stock outstanding and, at present, we have no plans to issue any shares of preferred stock.

Dividends and Other Distributions

The holders of our common stock will be entitled to receive proportionately any cash or stock dividends if and when such dividends are declared by the board of directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of the dissolution or liquidation of the company, after the full preferential rights, if any, on any outstanding preferred stock has been paid to or set aside for the holders of such preferred stock, the holders of our common stock will be entitled to receive proportionately all of our remaining assets.

The declaration and payment of any dividend will be subject to the discretion of our board of directors, subject to applicable laws. The time and amount of any dividend will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and any other factors that our board of directors may deem relevant.

We currently intend to retain all available funds and any future earnings for general corporate purposes, including working capital, operating expenses, and capital expenditures, and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. See "Dividend Policy."

Number and Election of Directors

Our Board consists of seven members. The holders of common stock and any other class of stock of our company, to the extent they shall have the right to vote, shall retain the right to elect and remove all members of the board of directors.

Quorum/Voting

At all meetings of our board of directors, a majority of the total number of directors constitutes a quorum. If there is a quorum, a vote of the majority of the directors present at the meeting is considered an act of our board of directors.

Removal of Directors

Our amended and restated articles provide that any director may be removed from office, but only for cause by the affirmative vote of not less than a majority of our shareholders entitled to vote in the election of directors. "Cause" is construed to exist only if the director whose removal is proposed has been convicted of a felony or has been adjudged to be liable for willful misconduct in the performance of his or her duties to us in a matter which has a material adverse effect on our business.

Vacancies on the Board of Directors

A vacancy on our board of directors may be filled by a vote of a majority of the remaining members of the board of directors, even if less than a quorum, at any meeting of the board of directors. A person so elected by the board of directors to fill a vacancy shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been duly elected and qualified.

Voting by Shareholders

Each holder of our common stock is entitled to one vote per share for the election of directors and for all other corporate purposes.

Amendment of Articles

The FBCA allows us to amend our amended and restated articles at any time to add or change a provision that is required or permitted to be included in the articles of incorporation or to delete a provision that is not required to be included in the articles of incorporation. Our board of directors can propose one or more amendments for submission to shareholders and may condition its submission of the proposed amendment on any basis if it provides certain notice and includes certain information regarding the proposed amendment in that notice. The provisions in our articles that require a greater voting requirement than provided in the FBCA may only be amended by the same vote required to take action under that voting requirement.

Amendment of Bylaws

Our bylaws may be amended or repealed, and new bylaws may be adopted by our shareholders at any annual or special meetings at which a quorum is present. The bylaws may also be amended or repealed, and new bylaws may be adopted by our board of directors by affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance. Notwithstanding the foregoing, pursuant to our articles, the provisions of our bylaws that require a greater voting requirement than provided in the FBCA may only be amended by the same vote required to take action under that voting requirement.

Anti-Takeover Effects of Various Provisions of Florida Law, Our Amended and Restated Articles of Incorporation and Our Bylaws

Provisions of Florida law have certain anti-takeover effects. Our amended and restated articles of incorporation and bylaws also contain provisions that may have similar effects.

Florida Anti-Takeover Statutes

The control share acquisition statute, Section 607.0902 of the FBCA, generally provides that in the event a person acquires voting shares of the company in excess of 20% of the voting power of all of our issued and outstanding shares, such acquired shares will not have any voting rights unless such rights are restored by the holders of a majority of the votes of each class or series entitled to vote separately, excluding shares held by the person acquiring the control shares or any of our officers or employees who are also directors of the company. Certain acquisitions of shares are exempt from these rules, such as shares acquired pursuant to the laws of intestate succession or pursuant to a gift or testamentary transfer, pursuant to a merger or share exchange effected in compliance with the FBCA if we are a party to the agreement, or pursuant to an acquisition of our shares if the acquisition has been approved by our board of directors before the acquisition. The control share acquisition statute generally applies to any “issuing public corporation,” which means a Florida corporation which has:

- One hundred or more shareholders;
- Its principal place of business, its principal office, or substantial assets within Florida; and
- Either (i) more than 10% of its shareholders are resident in Florida; (ii) more than 10% of its shares are owned by residents of Florida; or (iii) one thousand shareholders are resident in Florida.

The affiliated transaction (or so-called “business combination”) statute, Section 607.0901 of the FBCA, provides that we may not engage in certain mergers, consolidations, sales of assets, issuances of stock, reclassifications, recapitalizations, and other affiliated transactions with any “interested shareholder” for a period of three years following the time that such shareholder became an interested shareholder, unless:

- Prior to the time that such shareholder became an interested shareholder, our board of directors approved either the affiliated transaction or the transaction which resulted in the shareholder becoming an interested shareholder; or
- Upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced; or
- At or subsequent to the time that such shareholder became an interested shareholder, the affiliated transaction is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting shares which are not owned by the interested shareholder.

An “interested shareholder” is generally defined as any person who is the beneficial owner of more than 15% of our outstanding voting shares.

The voting requirements set forth above do not apply to a particular affiliated transaction if one or more conditions are met, including, but not limited to, the following: if the affiliated transaction has been approved by a majority of our disinterested directors; if we have not had more than 300 shareholders of record at any time during the three years preceding the date the affiliated transaction is announced; if the interested shareholder has been the beneficial owner of at least 80% of our outstanding voting shares for at least three years preceding the date the affiliated transaction is announced; or if the consideration to be paid to the holders of each class or series of voting shares in the affiliated transaction meets certain requirements of the statute with respect to form and amount, among other things.

No Cumulative Voting

The FBCA provides that shareholders do not have the right to cumulate votes in the election of directors unless the articles of incorporation provide otherwise. Our articles do not provide for cumulative voting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations; Calling a Special Meeting

Our amended and restated bylaws provide that shareholders seeking to bring business before an annual meeting must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareholder’s notice must have been received on or before December 31 of the year immediately preceding the annual meeting; provided, however, that in the event that the date of the annual meeting is on or after May 1 in any year, notice by the shareholder to be timely must be received not later than the close of business on the day which is determined by adding to December 31 of the year immediately preceding such annual meeting the number of days starting with May 1 and ending on the date of the

annual meeting in such year. The amended and restated bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Our amended and restated bylaws also provide that a special meeting of shareholders can only be called by our chairman of the board of directors, our chief executive officer, our president (in the absence of a chief executive officer), a majority of our board of directors or the holders of 10% or more of all of our votes entitled to be cast on any issue proposed to be considered at the special meeting of shareholders.

Authorized But Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. We could use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions of other businesses or entities and issuances under employee benefit plans. Additionally, we could issue a series of preferred stock that could, depending on its terms, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of us and our shareholders. The board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium over the then-current market price of the common stock.

Exclusive Jurisdiction

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our shareholders, (iii) any action arising pursuant to any provision of the FBCA, our amended and restated articles of incorporation or our amended and restated bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be a state court located within the state of Florida (or, if a state court located within the state of Florida does not have jurisdiction, the federal district court for the Middle District of Florida); provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Our bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also see the section titled "Risk Factors-Risks Related to Ownership of our Common Stock-Our amended and restated bylaws designates the state courts located within the state of Florida as the exclusive forum for substantially all disputes between us and our shareholders and the federal district courts as the exclusive forum for Securities Act claims, which could limit our shareholders' ability to obtain a favorable judicial forum for disputes with us."

Preemptive Rights

No holder of our common stock has any preemptive or subscription rights to acquire shares of our capital stock.

Liability and Indemnification of Officers and Directors

Our amended and restated articles of incorporation and bylaws provide that we shall indemnify any and all persons whom we shall have power to indemnify under the FBCA to the fullest extent permitted by law.

Section 607.0831 of the FBCA, provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision to take or not to take action, or any failure to take any action, as a director, unless (1) the director breached or failed to perform his or her duties as a director and (2) the director's breach of, or failure to perform, those duties constitutes (a) a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (b) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (c) a circumstance under which the liability provisions of Section 607.0834 of the FBCA are applicable, (d) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful or intentional misconduct, or (e) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. A judgment or other final adjudication against a director in any criminal proceeding for a violation of the criminal law estops that director from contesting the fact that his or her breach, or failure to perform, constitutes a violation of the criminal law; but does not estop the director from establishing that he or she had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful.

Under Section 607.0851 of the FBCA, a corporation has power to indemnify any person who is a party to any proceeding (other than an action by, or in the right of the corporation), because he or she is or was a director or officer of the corporation against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, has reasonable cause to believe that his or her conduct was unlawful.

For purposes of the indemnification provisions of the FBCA, "director" or "officer" means an individual who is or was a director or officer, respectively, of a corporation or who, while a director or officer of the corporation, is or was serving at the corporation's request as a director or officer, manager, partner, trustee, employee, or agent of another domestic or foreign corporation, limited liability company, partnership, joint venture, trust, employee benefit plan, or another enterprise or entity and the terms include, unless the context otherwise requires, the estate, heirs, executors, administrators, and personal representatives of a director or officer.

In addition, under Section 607.0851 of the FBCA, a corporation has the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director or officer, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Section 607.0852 of the FBCA provides that a corporation must indemnify an individual who is or was a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the individual was a party because he or she is or was a director or officer of the corporation against expenses incurred by the individual in connection with the proceeding.

Section 607.0853 of the FBCA provides that a corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse expenses incurred in connection with the proceeding by an individual who is a party to the proceeding because that individual is or was a director or an officer if the director or officer delivers to the corporation a signed written undertaking of the director or officer to repay any funds advanced if (a) the director or officer is not entitled to mandatory indemnification under Section 607.0852; and (b) it is ultimately determined under Section 607.0854 or Section 607.0855 (as described below) that the director or officer has not met the relevant standard of conduct described in Section 607.0851 or the director or officer is not entitled to indemnification under Section 607.0859 (as described below).

Section 607.0854 of the FBCA provides that, unless the corporation's articles of incorporation provide otherwise, notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board of directors or of the shareholders in the specific case, a director or officer of the corporation who is a party to a proceeding because he or she is or was a director or officer may apply for indemnification or an advance for expenses, or both, to a court having jurisdiction over the corporation which is conducting the proceeding, or to a circuit court of competent jurisdiction. Our amended and restated articles of incorporation do not provide any such exclusion. After receipt of an application and after giving any notice it considers necessary, the court may order indemnification or advancement of expenses upon certain determinations of the court.

Section 607.0855 of the FBCA provides that, unless ordered by a court under Section 607.0854, a corporation may not indemnify a director or officer under Section 607.0851 unless authorized for a specific proceeding after a determination has been made that indemnification is permissible because the director or officer has met the relevant standard of conduct set forth in Section 607.0851.

Section 607.0857 of the FBCA also provides that a corporation shall have the power to purchase and maintain insurance on behalf of and for the benefit of any person who is or was a director or officer of the corporation against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify or advance expenses to the individual against such liability under the provisions of Section 607.0857.

Section 607.0858 of the FBCA provides that the indemnification provided pursuant to Section 607.0851 and Section 607.0852, and the advancement of expenses provided pursuant to Section 607.0853, are not exclusive. A corporation may, by a provision in its articles of incorporation, bylaws, or any agreement, or by vote of shareholders or disinterested directors, or otherwise, obligate itself in advance of the act or omission giving rise to a proceeding to provide any other or further indemnification or advancement of expenses to any of its directors or officers.

Section 607.0859 of the FBCA provides that, unless ordered by a court under the provisions of Section 607.0854 of the FBCA, a corporation may not indemnify a director or officer under Section 607.0851 or Section 607.0858, or advance expenses to a director or officer under Section 607.0853 or Section 607.0858, if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (a) willful or intentional misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder; (b) a transaction in which a director or officer derived an improper personal benefit; (c) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; or (d) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 are applicable (relating to unlawful distributions).

These provisions may have the practical effect in certain cases of eliminating the ability of shareholders to collect monetary damages from our directors and officers. We believe that these provisions are necessary to attract and retain qualified persons to serve as our directors and officers. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

American Stock Transfer (also known as Equiniti) will be the transfer agent and registrar for our common stock. The transfer agent's address is 6201 15th Avenue, Brooklyn, NY 11219.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol "MIRA".